Norske Skog
Skogn

07028917

FILE No.: 82-5226

Skogn, 17 December 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 2 6 2007
WASH, D.C.
161 SECTION

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Letter sent to Oslo Stock Exchange – reply of letter from OSE 26 Nov. 2007; dated 29 Nov. 2007*

(2) *Message regarding advancing the decision to implement permanent capacity reductions and making accounting changes, dated 3 Dec. 2007*

(3) *Demand for Extraordinary General Meeting incl. information from "Unionen AS" dated 11 Dec. 2007.*

(4) *Norske Skog's activities in Asia, dated 12 Dec. 2007*

(5) *Dismissal of federal class action, dated 13 Dec 2007*

(6) *Extraordinary General Meeting on 10 January 2008, dated 13 Dec. 2007*

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL

PRESENTATIONS

The following presentations have been sent to Oslo Stock Exchange:

(1) *ABN Amro Paper Seminar in Stockholm 26 Nov. 2007, held by CFO Andreas Enger*

(2) *DnB NOR Markets Industry Summit in Oslo 30 Nov. 2007, held by CEO Christian Rynning-Tonnesen*

(3) *Presentation at Arctic Securities in Oslo 5 Dec. 2007*

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA
NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

82-5226
29.11.2007

Lysaker, 29 November 2007

Oslo Stock Exchange
Attn: Geir Ankarstrand
Fax No. +47 22416590

NSG – Concerning newspaper articles in Dagens Næringsliv (DN) on 24 and 26 November 2007

With reference to your letter of 26 November 2007, our replies to your questions follow below.

Concerning question No. 1.
Please account for to which degree the company has communicated information concerning the ongoing evaluations, including the size of these and any implications these may have for the company's loan terms.

In an interview in Aftenposten on 8 November 2007, the company commented on the actual headroom which exists in relation to the conditions agreed for some parts of the company's debt. The interview was a result of Aftenposten beforehand having referred the views of several analysts on this issue and speculated in a possible risk of bankruptcy. The size of this headroom emerges clearly from the company's latest public quarterly accounts. This is the only statement the company has made in addition to the statements in DN on 26 November 2007 and other general verbal comments related to the speculations concerning a risk of bankruptcy.

Concerning question No. 2.
Please account for to what degree the company itself has considered the ongoing write-down assessment as inside information, see Current Obligations, the Stock Exchange Regulations and Section 3-2 of the Securities Trading Act.

When preparing the accounts for the third quarter, the company had performed the mandatory assessments of the need for write-downs according to IAS 36. In our opinion it is a consequence of the accounting standard that the company would have been obligated to inform the market if there was a need for write-downs at this time. There are no requirements in the standard or the Stock Exchange Regulations for reporting the absence of the need for write-downs.

Furthermore, after the presentation of the third quarter figures, the company has initiated a routine assessment of the need for adjustments of the company's booked equity as part of the work on the 2007 annual accounts. In DN on 26 September 2007, CFO Andreas Enger stated

that the company was now underway with this assessment. It has formerly been stated that this would take place in the fourth quarter of 2007.

In connection with the work related to preparing the individual quarterly and annual accounts, the company has established, in line with Item 5.5 of Directive 14/2005 from the Financial Supervisory Authority of Norway, a standardised list of the persons who have systematically and regularly had access to accounting information which may be sensitive in relation to the share price. The persons in the company who have worked with the write-down assessment have been entered on this list.

At the date the statements from the CFO were published in DN, 26 November 2007, the company's assessment was that the evaluation process was still at a stage where no inside information in the company existed in relation to this matter. On 26 November 2007, the process was still at a stage where one was working on several alternative solutions and models, and no final assessment/conclusion had been reached. The company's assessment therefore concluded that there was not "*sufficiently specific*" information, cf. Section 3-2 of the Securities Trading Act, and that therefore no inside information existed in relation to the provisions of the Securities Trading Act.

Concerning question No. 3.
Please make an assessment of the company's comments to the press in relation to the obligation maintaining accounting information confidential prior to publication.

The information and statements issued by the company must be viewed on the background of the speculations and statements published in the media concerning any breach of the company's debt covenant. When asked by journalists, the company had a specific need to correct speculations put forward that the company was in a situation where it would have to breach key terms in its loan agreements, speculations which in the company's opinion were incorrect. Norske Skog did not consider the statement made by the company's CFO in DN on 26 November to be sensitive to the share price. If the Oslo Stock Exchange has a different opinion, this will be noted by the company.

The company cannot see that a correction such as the one made by the company's CFO in DN 26. Nov. 2007 is subject to the obligation of confidentiality in Item 6.1 of Current Obligations.

Sincerely
Norske Skogindustrier ASA

Andreas Enger
Chief Financial Officer

82-5226
03.12.2007

Norske Skog

Message to Oslo Stock Exchange

Advancing the decision to implement permanent capacity reductions and making accounting changes

In connection with the review of recorded values new assessments have been made of the economic life of some paper machines, the recording as income of energy contracts in Norway and write-down of fixed assets and goodwill. The accounting effects will result in a reduction of Norske Skog's equity of about NOK 800 million. The amount is recorded in the accounts in the fourth quarter of 2007.

- **The group management considers the need for permanently reducing the production capacity in the company's newsprint production in Europe to be in the order of 3-400 000 tonnes. A final decision is advanced to the first quarter of 2008.**
- **Reduced estimated economic life for paper machines inn Norway generates a significant surplus of energy and energy contracts with a net value of NOK 3.7 billion (gross value NOK 5.8 billion) is recognised in the balance sheet.**
- **Fixed assets are written down by NOK 1.8 billion, of which NOK 0.2 billion are due to changed economic life and NOK 1.6 billion are due to the effect of market energy prices.**
- **Goodwill is written down in its entirety by NOK 2.7 billion.**
- **The net equity effect of the accounting changes are minus NOK 800 million which is recorded in accounts in the fourth quarter of 2008. Equity less goodwill increases by NOK 1.9 billion.**

Increasing the pace of the restructuring in Norske Skog
Norske Skog is reviewing all its paper machines to identify which can be closed permanently or rebuilt to produce other paper grades. The objective is increased profitability for Norske Skog through reduced costs and an improved market balance. The original schedule aimed for a final conclusion during the first half of 2008. This plan will be advanced. For the segment newsprint Europe, the group management considers there to be need for a permanent capacity closures of 3-400 000 tonnes. A final decision is scheduled at the corporate assembly in March 2008. The previous decision to reduce newsprint capacity in Europe by 200 000 tonnes in 2008 is maintained.

Changed economic life assessment and specific assessment of Norwegian energy contracts
The politically determined energy contracts in Norway expire in 2010. Norske Skog's Norwegian mills use about 4TWh per year. At present, about 40 per cent of this is delivered on terms determined by politically elected authorities. As of 2011, all electrical energy to the company's Norwegian mills will be delivered on commercial terms. The politically determined terms include an obligation to maintain production at the company's Norwegian mills. The commercial contracts will be handled to generate the maximum return for the company as a whole.

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

With a basis in the expected newsprint demand development, an assessment has been made of the competitiveness of the company's Norwegian mills after the expiry of the politically determined energy contracts. The result is that the three paper machines at Norske Skog Follum, as well as PM1 and PM2 at Norske Skog Skogn are not considered to be competitive after 2010 with the present economic conditions.

"The accounting assessments are based on the present political and business conditions in Norway. What the actual decision will be depends on the development of these conditions," says CEO Christian Rynning-Tønnesen.

PM3 at Norske Skog Skogn and Norske Skog Saugbrugs in its entirety are considered to be competitive also after 2010.

An assessment has also been made of the demand development in other markets. On the basis of this assessment, the expected economic life of some paper machines in Korea and Australasia has also been reduced. None of these changes entail any need for write-downs.

It is important to emphasise that an accounting assessment of the economic life is not synonymous with a decision to shut down. Any shut down decisions will be made on the basis of a specific assessment of capacity requirements and the competitiveness of each individual machine at the time the decision is made.

The company's energy contracts in Norway have so far been considered to be for own use and therefore not recorded in the accounts at real value. Changed economic life for Norske Skog's Norwegian mills will generate a significant energy surplus in Norske Skog from 2011. We expect that some of this energy will be sold in the market, and will due to this be recorded in the accounts at real value.

Energy contracts with a gross value of NOK 5.8 billion will be entered in the accounts in the fourth quarter. This will generate an income of NOK 3.7 billion in the quarter after provisions for future tax liabilities. The energy contracts will be recognised in the balance sheet from the same date and future changes in value will be recognised in the income statement. This will increase the volatility in the company's accounts under IFRS. In the period 2011-2020, an estimated 50 per cent of the energy volume will be used for own activities, while the rest, based on present assessments, will be considered surplus energy which can be sold in the market.

Due to changed accounting of the energy contracts, the future profitability of Norske Skog's mills will now be calculated from the expected market energy price. This will make the future cash flows at the Norwegian mills lower than previously estimated. This results in a need for a write-down of NOK 1.6 billion at Norske Skog Saugbrugs. PM 7 at Norske Skog Follum is written down by NOK 200 million as a result of shorter remaining economic life, while the two other paper machines at Follum, as well as PM 1 and PM 2 at Norske Skog Skogn retaining their present recorded value, but with depreciation in the period 2008-2010.

The annual deprecation will increase as of 2008 as a result of the changed accounting assumptions. At a later date, Norske Skog will issue more precise information on how this is distributed over the segments.

Changed assumptions for long-term currency exchange rates
On the basis of the weakened USD compared with most other currencies, Norske Skog has concluded that the long-term USD exchange rate used in the impairment model must be adjusted down. This means a need for write-down of goodwill in Australasia of NOK 2.7 billion. After this, there are no goodwill items in Norske Skog's group accounts. There is no need to write down other assets due to the changed USD exchange rate.

Total accounting write-down of about NOK 800 million
Total write-downs and changed accounting of energy contracts causes write-down of NOK 800 million in total. This will be recorded in the accounts in the fourth quarter of 2007.

Norske Skog has bank debts totalling NOK 4 billion and undrawn lines of credit of NOK 6 billion with covenants stating that net tangible worth must be at least NOK 9 billion and that net interest-bearing debt to equity ratio shall not be less than 1.4. The company's equity vis-à-vis the loan term definition will increase by NOK 1.9 billion to pro forma NOK 15.5 billion. The loan-to-asset value ration will increase from 0.98 to pro forma 1.04.

Telephone conference

Norske Skog will hold a telephone conference for financial markets at 15.00 hrs. CET. Information about access telephone numbers will be published on Norske Skog's website www.norskeskog.com

Oxenøen, 3 December 2007

Norske Skog
Corporate communications

For further information:

Media:
Vice president, corporate communications
Tom Bratlie

Tel: +47 67 59 93 34
Mob: +47 905 21 904

Financial markets:
Director
Jarle Langfjæran

Tel: +47 67 59 93 08
Mob: +47909 78 434

82-5226
11.12.2007

Demand for extraordinary general meeting

Norske Skog has been made aware of the fact that Unionen AS will request an extraordinary general meeting in Norske Skogindustrier ASA. Today, Unionen AS sent a disclosure of interest notification to the Oslo Stock Exchange and the company now owns 5.78 % of the shares in Norske Skogindustrier ASA.

According to Section 5-7 of the Public Limited Liability Companies Act, a minimum share ownership interest of 5% in the company is required to demand an extraordinary general meeting.

The extraordinary general meeting shall be held no later than one month after such a demand has been formally made.

As a service to non-Norwegian shareholders, the press release from Unionen AS is enclosed.

Oxenøen, 11 December 2007

Norske Skog
Corporate communications

82-5226
11.12.2007

Unionen AS/ Comprehensive solution for Norske Skog

(Oslo, 11 December 2007) Unionen AS invites shareholders, employees, forest owners and lenders to cooperate to create a comprehensive solution for Norske Skog. Unionen AS is, as of 10 December 2007, the largest shareholder in Norske Skog and is owned by Petter A. Stordalen, Øystein Stray Spetalen and Ove Gusevik.

"Norske Skog is presently threatened by a shut-down of Follum and a considerable reduction of the activity at Skogn. The newsprint market is presently in a recession, but this is not the end of the newspaper as a media and it is not the end of the Norwegian newsprint industry. This is why we invite shareholders, employees, forest owners and lenders to cooperate to create a comprehensive solution for Norske Skog," says Petter A. Stordalen in Unionen AS.

Unionen AS is a company controlled by Petter A. Stordalen, Øystein Stray Spetalen and Ove Gusevik. As of 10 December, the company holds a total of 10,982,200 shares in Norske Skog, equalling an ownership interest of 5.78 per cent.

"A high debt-equity ratio and strongly reduced share prices have created speculations in the capital market concerning the future of Norske Skog. We fear that the board of Norske Skog may, in a difficult situation, make decisions which reduce the shareholders' values, threaten jobs and limit the company's room for manoeuvre," says Stordalen.

Today, Unionen AS, according to Section 5-7 of the Public Limited Liability Companies Act, has ordered the chair of the board of directors of Norske Skog to immediately convene an extraordinary general meeting to elect a new corporate assembly and election committee. Unionen AS will present its candidates for Norske Skog's governing bodies well in advance of the extraordinary general meeting.

"As the largest shareholder in Norske Skog, Unionen AS will contribute to elect competent representatives who possess the necessary industrial and financial expertise to solve the problems Norske Skog now has. Unionen demands that any sale of assets or activities in Norske Skog between now and the extraordinary general meeting must be approved directly by the company's shareholders through the general meeting," says Stordalen.

For further information:
Petter A. Stordalen
Telephone: +47 95 03 97 55

82-5226
12.12.2007

Notification to the Oslo Stock Exchange

Norske Skog's activities in Asia

In light of statements made by individual shareholders concerning Norske Skog's activities in Asia, the company wants to ensure that identical and complete information relating to this subject is made available to the market.

The management has for some time now been working on various structural solutions for the company. As part of this work, the option of restructuring and a separate stock exchange listing of the Asian activities is being considered. The company is in dialogue with financial advisors with leading positions in the region. Due to the current market conditions in the region, in China in particular, the management considers a pure sale to be an unattractive option and believes that a successful stock exchange listing depends on other structural measures being implemented at the same time. This work has a high priority, but it must be expected that reaching a good, comprehensive structure for the activities in Asia will take some time.

Norske Skog's activities in Asia comprise newsprint mills in South Korea, China and Thailand. The production capacity is approx. 1.6 million tonnes, 25 per cent of Norske Skog's total capacity.

Oxenøen, 12 December 2007

NORSKE SKOG

Corporate communications

82-5226
13.12.2007

Dismissal of federal class action

In June 2004, Norske Skogindustrier ASA and Norske Skog USA Inc ("Norske Skog") was named as a defendant in 34 class action antitrust suits in federal courts, in a few state cases and in an individual federal case brought in the United States. The actions alleged anticompetitive conduct in relation to publication paper.

On December 12, 2007, the plaintiffs in the 34 federal cases voluntarily dismissed the class action brought against Norske Skog. Norske Skog continues to believe that the remaining individual federal case and the few state cases have no merit and will continue to defend it self vigorously. No commitments were made by Norske Skog in connection with the dismissal of the 34 federal cases.

Oslo, 13 December, 2007

NORSKE SKOG

Corporate Communication

82-5226
13.12.2007

Extraordinary general meeting

The corporate assembly of Norske Skog has decided to hold an extraordinary general meeting in the company's offices on Thursday 10 January 2008 at 1400 hrs.

The occasion is the Norske Skog shareholder Unionen AS having requested an extraordinary general meeting in Norske Skogindustrier ASA. On 11 December 2007, Unionen AS submitted a disclosure of interest notification to the Oslo Stock Exchange, in which it emerges that the company owns 5.78 per cent of the shares in Norske Skogindustrier ASA. Pursuant to Section 5-7 of the Public Limited Liability Companies Act, a minimum share ownership of 5 per cent in the company is required to demand an extraordinary general meeting.

Norske Skog will shortly send an agenda for the general meeting to the Oslo Stock Exchange.

Oxenøen, 13 December 2007

Norske Skog
Corporate communications

82-5226
26.11.2007

Norske Skog

ABN Amro Paper Seminar
Stockholm, 26 November, 2007

Andreas Enger, CFO

Agenda

- Norske Skog headlines
- Q3 Financials
- Market overview
- Cost development
- New business
- Actions and summary


DIE WELT
FUNK UHR
FIGARO

Norske Skog

Norske Skog headlines

Norske Skog Headlines

- The ONLY global producer within publication paper grades
- Widespread geographic footprint with strong market positions in all major regions except North America, and presence in high growth regions
- Streamlined operations with high competence in core areas
- Far-reaching profit improvement program on track



Source: Company Information

Norske Skog

The world of Norske Skog


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Hebei
Chongwon
Jeonju
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Pisa
Bio Bio

Norske Skog

A Leading Global Producer

Newsprint
1 000 tons / year


AbitibiBowater
8 140
Norske Skog
5 040
Stora Enso
3 410
UPM
2 985
0
2000
4000
6000
8000
10000

Magazine Paper
1 000 tons / year


UPM
5 475
Stora Enso
4 826
Myllykoski
2 177
Norske Skog
1 370
International Paper
1 370
0
1000
2000
3000
4000
5000
6000

Source: Company Report.
Note: Bowater and Abitibi have completed merger of their operations 29 Oct 2007.

Norske Skog

Norske Skog's global capacity

Total capacity ~ 6.475 mill. tons

40 % Norway
60 % Continental Europe


25 %
34 %
15 %
5 %
21 %
Asia
Australasia
South America
Europe - magazine
Europe - new sprint

49 % Norway
51 % Continental Europe

Source: Annual report 2006

Newsprint: 79 % of total
Magazine: 21 % of total

32 % of total **newsprint** capacity is in Asia

Export share of Norwegian production 90%

Norske Skog

Q 3 in brief

Currency changes 01.01.-30.09.2007

(Index – 01.01.07 = 100)



107.5
105.0
102.5
100.0
97.5
95.0
92.5
90.0
87.5
85.0
CAD/NOK
EUR/NOK
USD/NOK
Jan
Feb
Mar
Apr
May
07
Jun
Jul
Aug
Sep
Source: Reuters EcoWin

Norske Skog

P & L -Key figures Q3 2007

	Q3 2007	Q2 2007	Q3 2006
Revenue	6 641	6 794	7 192
EBITDA*	850	1 129	1 322
EBIT *	139	416	495
Interest / Other financial items	(277)	(242)	(278)
Currency gain/loss	370	187	(243)
Pre Tax profit	280	173	(3 779)
EBITDA margin*	12,8 %	16,6 %	18,4 %

* Clean figures

Norske Skog

EBITDA margins per segment
Q3 2007 vs Q2 2007


16,9 %
20,2 %
7,8 %
9,5 %
10,8 %
16,8 %
22,4 %
28,2 %
14,9 %
24,6 %
13,9 %
18,4 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication paper 1)
Q3 2007
Q2 2007

1) Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

Norske Skog

Balance sheet & cash flow – Key figures Q3 2007

		Q3 2007	Q2 2007	Q3 2006
Net CF from operating activities	Mill. NOK	772	266	1 645
Investments	Mill. NOK	(449)	(499)	(346)
CFPS	NOK	4.07	1.40	6.68
Total assets	Mill. NOK	44 214	47 071	45 265
Net interest-bearing debt	Mill. NOK	16 231	17 462	17 784
Gearing		0.98	1.04	1.02
Equity per share	NOK	87	88	93
ROCE, adjusted	%	1.54	4.49	5.00

Norske Skog

Debt situation – Some facts

- Gross interest-bearing debt at 30.09.07 NOK 18.3 billion (net NOK 16.2 billion)
  - Of this, covenants apply to NOK 4 billion
- Covenants:
  - Gearing <1.4 – pr. 30.09.07: 0.98
  - "Net tangible worth" = Equity less goodwill >NOK 9 billion - pr. 30.09.07 NOK 13.5 billion
- No large maturities until 2010
- NOK 2 billion in cash at 30.09.07

Norske Skog

Markets

Publication Paper – A regional overview



Europe
Mature newsprint market, and overcapacity
Restructuring potential
Asia
High growth
Overcapacity in China
Not low-cost for exports
Australasia
Low cost production
Mature market
North-America
Canada: The old powerhouse, but not anymore
Declining demand and overcapacity NP
South-America
Low-cost fibre
Increasing demand

Norske Skog

Publication Paper
Regional Demand 2006 & Growth 2006 vs. 2005



Tonnes 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
+2.0%
+2.2%
-4.1%
-0.3%
+3.0%
+2.6%
+7.6%
+6.1%
-4.8%
-5.6%
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources: Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Norske Skog

Demand changes YTD September 2007 vs. YTD September 2006 (Europe only, elsewhere August)


Standard Newsprint World (YTD Aug): (1,1%)
Standard Newsprint | Standard & Improved Newsprint | Magazine Paper | Total
W. Europe (ytd September) | (0,6%) | (1,1%) | 2,4% | 0,6%
E. Europe (ytd September) | (0,9%) | (0,5%) | 17,4% | 5,9%
Europe Total (ytd September) | (0,6%) | (1,0%) | 3,9% | 1,2%
North America
Standard Newsprint | Standard & Improved Newsprint | Magazine Paper | Total
(10.5%) | (9,2%) | 2,4% | (4,8%)
Standard Newsprint China
7,8%
Standard Newsprint S Korea
1,6%
Standard Newsprint Far East Total
2,1%
S America
Standard Newsprint
1,6%
Australasia
Standard Newsprint | Standard & Improved Newsprint
5,5% | 4,0%
Norske Skog

Newsprint – Europe and North America

- Europe:
  - Fairly good demand/supply balance in recent years, and price increases have been implemented
  - Changing market balance during 2006, and actions are needed
- North America:
  - Falling demand for several years, but price increases took place in the years 2002-2006 because of good capacity management
  - Weak pricing environment at present, and actions are needed
- **Demand/Supply balance is crucial**
- **Norske Skog has taken an active role**


Newsprint, 45 g/m2, Germany
EUR/t
700
650
600
550
500
450
400


Newsprint, 48.8 g/m2, US East Coast
USD/t
800
700
600
500
400

Norske Skog

SC & CMR Magazine Paper – Europe

- Good demand development
- Weak pricing for both grades, because of overcapacity
- Closures have taken place, and prices will likely improve in 2008 - but from a very low level
- **As for newsprint: Demand/Supply balance is crucial**



SC, 56 g/m2 roto, Germany
EUR/t
800
750
700
650
600
550
500
4Q97
2Q98
4Q98
2Q99
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
4Q04
2Q05
4Q05
2Q06
4Q06
2Q07



CMR, 60 g/m2 offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
4Q97
2Q98
4Q98
2Q99
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
4Q04
2Q05
4Q05
2Q06
4Q06
2Q07

Norske Skog

Australasia and South America



Albury
Boyer
Tasman



Pisa
Bio Bio

Norske Skog

Newsprint market in China

- Compelling long term potential:
  - Growth driven by increase in readership and GDP
  - Strong growth despite restrictions on advertising and editorial writing
  - Substantial up-side in demand if following "political ambitions" materialize:
    - Shift from "Investment and Exports" to "Retail" driven economy (Peoples' 16th Party Congress, 2006)
    - Increased subsidies for free circulation of Newspapers to rural areas (Peoples' 17th Party Congress, 2007)


Daily Copies Sold in the 5 Largest Markets
Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers

Norske Skog

Cost development

Total cost breakdown - 2006


Total cost
Distribution 10 %
Depreciation 12 %
Other cost 12 %
Labour cost 12 %
Energy 18 %
Raw materials 36 %
Raw materials
25 % (9%)
30 % (11%)
10 % (4%)
35 % (12%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Norske Skog

Wood

- Increased prices in continental Europe autumn 2006 - demand driven (Building industry, board and bio energy)
- Lower prices following storm felling in Germany first half year 2007 - expected to increase back to level at the end of 2006
- Russian export taxes implemented summer 2007
- European market: Adequate supply, but pricing remains volatile
- Southern hemisphere - 35% of Norske Skog's wood consumption, much lower prices than in Europe


Wood consumption 2006 ~ 6,4 mill. m3
13 %
1 %
41 %
20 %
25 %
Norway
Continental Europe
Australasia
South America
Asia
34 %
66 %
Roundwood
Chips

Norske Skog

Recovered paper prices in Germany (CEPI) 2002 – 1 HY 2007 – Old newspapers/magazines



140,0
130,0
120,0
110,0
100,0
90,0
80,0
70,0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2 002
2 003
2 004
2 005
2 006
2 007

Norske Skog

Norske Skog's long term electricity hedging

Two Thirds of electricity consumption hedged until 2020



Volume TWh
12
11
10
9
8
7
6
5
4
3
2
1
0
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027
Norway
Australasia
Cont. Europe
South America
Asia
Consumption

Norske Skog

New businesses

Possible rebuilding of paper machines – Several grades to choose among

World total demand
~360 mill tonnes (2006 E)


Other
3 %
Tissue
7 %
Publication
Paper
19 %
Packaging
49 %
Fine Paper
(A4 copy
etc.)
22 %

Source: RISI Global Industry Statistics Database

Biofuel



- Woody biomass (lignocellulose) excellent feedstock for biofuels
- Biomass supply to a Norwegian 400-500MW BTL plant possible
- Technology is considered feasible
- Economics are still challenging

Norske Skog

Actions and summary

Changing industry and market trends

- The old clusters – Nordic countries and Canada – are less important with the increased capacity and self-sufficiency in Asia and South America.
- Additionally the old clusters experience market stagnation or decline in their home regions.
- Location of capacity expanded away from the old clusters' home base, because of
  - Recovered paper based production
  - Recently: Increased wood, energy and transportation costs
- Norske Skog has reacted to this with expansion outside Europe and withdrawing from North America
- The industry in general has not adapted fast enough:
  - Overcapacity, limited pricing power, weak results

Norske Skog

Profitability improvement program, Q3 2007

Adjusted EBITDA development quarterly average 2005 – Q3 2007


MNOK
1 200
1 000
800
600
400
200
0
1 002
50
650
50
400
850
"Clean" EBITDA, quarterly average 2005
Sales price
Cost increase
Other
Profitability Improvement Q3 2007
"Clean" EBITDA Q3 2007

Norske Skog

Asset review

- Overcapacity is our biggest challenge
- Permanent solutions are needed
- We will perform a global review of all our paper machines, focusing on:
  - Cost base
  - Profitability
  - Market outlook
  - Possible conversions
- Candidates for conversions and/or permanent closures will be identified during first half of 2008

Norske Skog

Seen from our customers perspective



Daily Ad Revenues
1 year up 3.8%
5 year up 15.8%
Daily Circulations
1 year up 2.3%
5 year up 9.5%
Paid & Free Circulations
1 year up 4.6%
5 year up 14.8%
NEWSPAPERS ARE A GROWTH BUSINESS
$6 Billion
Investment in the industry
Last 18 Months
Newspapers Online
1 year up 16%
3 year up 80%
Daily Titles
1 year up 3.46%
5 year up 17.67%

Source: World Association of Newspapers (WAN)

Norske Skog

Norske Skog

ABN Amro Paper Seminar
Stockholm, 26 November, 2007

Andreas Enger, CFO

82-5226
30.11.2007

Norske Skog

DnB NOR Markets Industry Summit 2007

Oslo, 30 November 2007

Christian Rynning-Tønnesen, CEO

The world of Norske Skog


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Bio Bio
Pisa

Norske Skog

A Leading Global Producer

Newsprint
1 000 tons / year



AbitibiBowater
8 140
Norske Skog
5 040
Stora Enso
3 410
UPM
2 985
0
2000
4000
6000
8000
10000

Magazine Paper
1 000 tons / year



UPM
5 475
Stora Enso
4 826
Myllykoski
2 177
Norske Skog
1 370
International Paper
1 370
0
1000
2000
3000
4000
5000
6000

Source: Company Report.
Note: Bowater and Abitibi have completed merger of their operations 29 Oct 2007.

Norske Skog

Norske Skog's global capacity

Total capacity ~ 6.475 mill. tons

40 % Norway
60 % Continental Europe



25 %
34 %
15 %
5 %
21 %
Asia
Australasia
South America
Europe - magazine
Europe - newsprint

49 % Norway
51 % Continental Europe

Newsprint: 79 % of total
Magazine: 21 % of total

32 % of total **newsprint** capacity is in Asia

Export share of Norwegian production 90%

Source: Annual report 2006

Norske Skog

Key figures Q3 2007

	Q3 2007	Q2 2007	Q3 2006
Revenue	6 641	6 794	7 192
EBITDA*	850	1 129	1 322
EBIT *	139	416	495
Interest / Other financial items	(277)	(242)	(278)
Currency gain/loss	370	187	(243)
Pre Tax profit	280	173	(3 779)
EBITDA margin*	12,8 %	16,6 %	18,4 %

* Clean figures

EBITDA margins per segment Q3 2007 vs Q2 2007


16,9 %
20,2 %
7,8 %
9,5 %
10,8 %
16,8 %
22,4 %
28,2 %
14,9 %
24,6 %
13,9 %
18,4 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication paper 1)
Q3 2007
Q2 2007

1) Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

Debt situation – Some facts

- Gross interest-bearing debt at 30.09.07 NOK 18.3 billion (net NOK 16.2 billion)
  - Of this, covenants apply to NOK 4 billion
- Covenants:
  - Gearing <1.4 – at 30.09.07: 0.98
  - "Net tangible worth" = Equity less goodwill >NOK 9 billion - at 30.09.07 NOK 13.5 billion
- No large maturities until 2010
- NOK 2 billion in cash at 30.09.07

Markets

Publication Paper - A Global Yet Regional Market

- **Europe**
  - Low growth and overcapacity on newsprint
  - Overcapacity also on magazine paper
  - Adverse effect of € appreciation
  - Restructuring potential
- **North-America**
  - Declining demand
  - Consolidation to provide supply discipline
  - Canadian industry currently suffering from strong CAD
- **Asia**
  - High growth
  - Capacity increases in China
- **Australasia**
  - Low cost production
  - Close to customers
- **South-America**
  - Access to low-cost fibre
  - Increasing demand with positive long term outlook

Publication Paper
Regional Demand 2006 & Growth 2006 vs. 2005



Tonnes 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
+2.0%
+2.2%
-4.1%
-0.3%
+3.0%
+2.6%
+7.6%
+6.1%
-4.8%
-5.6%
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources: Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Norske Skog

Demand changes YTD October 2007 vs. YTD October 2006 (Europe only, elsewhere September)

Standard Newsprint World (YTD Sept): (1,0%)

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe (ytd October)	(0,3%)	(0,7%)	2,8%	0,9%
E. Europe (ytd October)	1,8%	2,2%	18,9%	8,2%
Europe Total (ytd October)	0,1%	(0,3%)	4,4%	1,8%

North America			
Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
(10,6%)	(9,7%)	1,0%	(4,0%)

Standard Newsprint China	Standard Newsprint S Korea
7,8%	3,3%

Standard Newsprint Far East Total
2,3%

Australasia	
Standard Newsprint	Standard & Improved Newsprint
5,5%	4,0%

S America
Standard Newsprint
1,6%

Newsprint – Europe and North America

- **Europe:**
  - Fairly good demand/supply balance in recent years, and price increases have been implemented
  - Changing market balance during 2006, and actions are needed
- **North America:**
  - Falling demand for several years, but price increases took place in the years 2002-2006 because of good capacity management
  - Weak pricing environment at present, and actions are needed
  - Newly announced price increases for 2008
- **Demand/Supply balance is crucial, and Norske Skog has taken an active role**



Newsprint, 45 g/m2, Germany
EUR/t
700
650
600
550
500
450
400
4Q97 2Q98 4Q98 2Q99 4Q99 2Q00 4Q00 2Q01 4Q01 2Q02 4Q02 2Q03 4Q03 2Q04 4Q04 2Q05 4Q05 2Q06 4Q06 2Q07



Newsprint, 48.8 g/m2, US East Coast
USD/t
800
700
600
500
400
4Q97 2Q98 4Q98 2Q99 4Q99 2Q00 4Q00 2Q01 4Q01 2Q02 4Q02 2Q03 4Q03 2Q04 4Q04 2Q05 4Q05 2Q06 4Q06 2Q07

Norske Skog

SC & CMR Magazine Paper – Europe

- Good demand development
- Weak pricing for both grades in 2007, because of overcapacity
- Closures have taken place, and prices will likely improve in 2008 – especially for coated grades
- As for newsprint: Demand/Supply balance is crucial



SC, 56 g/m2 roto, Germany
EUR/t
800
750
700
650
600
550
500
4Q97 2Q98 4Q98 2Q99 4Q99 2Q00 4Q00 2Q01 4Q01 2Q02 4Q02 2Q03 4Q03 2Q04 4Q04 2Q05 4Q05 2Q06 4Q06 2Q07



CMR, 60 g/m2 offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
4Q97 2Q98 4Q98 2Q99 4Q99 2Q00 4Q00 2Q01 4Q01 2Q02 4Q02 2Q03 4Q03 2Q04 4Q04 2Q05 4Q05 2Q06 4Q06 2Q07

Norske Skog

Newsprint Australasia and South America

- **Australasia**
  - Norske Skog is the only local producer, with a very high market share
  - Long term volume contracts with pricing formula linked to US
  - Low cost fibre and energy
- **South America**
  - Norske Skog is the largest local producer
  - Long term good growth
  - Pricing linked to North America
  - Low cost fibre and energy
  - Norske Skog is expanding its presence by transferring a PM from Norway to Brazil



Albury
Boyer
Tasman



Pisa
Bio Bio

Newsprint market in China

- **Compelling long term potential:**
  - Growth driven by increase in readership and GDP
  - Strong growth despite restrictions on advertising and editorial writing
  - Substantial up-side in demand if following "political ambitions" materialize:
    - Shift from "Investment and Exports" to "Retail" driven economy (Peoples' 16th Party Congress, 2006)
    - Increased subsidies for circulation of Newspapers to rural areas (Peoples' 17th Party Congress, 2007)



Daily Copies Sold in the 5 Largest Markets
Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

Actions

Changing industry and market trends

- The old clusters – Nordic countries and Canada – are less important with the increased capacity and self-sufficiency in Asia and South America.
- Additionally the old clusters experience market stagnation or decline in their home regions.
- Location of capacity expanded away from the old clusters' home base, because of
  - Recovered paper based production
  - Recently: *Increased wood, energy and transportation costs*
- Norske Skog has reacted to this with expansion outside Europe and withdrawing from North America
- The industry in general has not adapted fast enough:
  - Overcapacity, limited pricing power, weak results

Total cost breakdown - 2006



Total cost
Distribution
10 %
Depreciation
12 %
Other cost
12 %
Labour cost
12 %
Energy
18 %
Raw materials
36 %
Raw materials
25 % (9%)
30 % (11%)
10 % (4%)
35 % (12%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Wood

- Increased prices in continental Europe autumn 2006 – demand driven (Building industry, board and bio energy)
- Lower prices following storm felling in Germany first half year 2007 – expected to increase back to level at the end of 2006
- Russian export taxes implemented summer 2007 influence price in Finland, with knock-on effect in Sweden
- European market currently looks to have adequate supply, but pricing remains volatile
- Southern hemisphere - 35% of total wood consumption at much lower prices than in Europe

Wood consumption 2006 ~ 6,4 mill. m3



13 %
1 %
41 %
20 %
25 %
Norway
Continental Europe
Australasia
South America
Asia



34 %
66 %
Roundwood
Chips

Recovered paper prices in Germany (CEPI)
2002 – 1 HY 2007 – Old newspapers/magazines



140,0
130,0
120,0
110,0
100,0
90,0
80,0
70,0
Q1 Q2 Q3 Q4
2 002
Q1 Q2 Q3 Q4
2 003
Q1 Q2 Q3 Q4
2 004
Q1 Q2 Q3 Q4
2 005
Q1 Q2 Q3 Q4
2 006
Q1 Q2 Q3
2 007

Norske Skog

Recovered Paper

- Increased Global RP prices in 2007 – mainly driven by the new capacities in China
- From October 1st 2007, Sea-freight rates Europe-Asia increased. The expected result could be:
  - Decrease in Europe
  - Increase in the Far East

NSI RP Consumption 2006
3,4 Million ton


4 %
6 %
36 %
54 %
Asia
Contintental Europe
Norway
Australia

Energy consumption by source and region

Energy consumption (excluding self generated thermal)
~ 19 Twh (= 19 billion kWh)



15 %
27 %
58 %
Electricity
Gas & Oil
Coal & Bio & Steam

Profitability improvement program, Q3 2007
Adjusted EBITDA development quarterly average 2005 – Q3 2007


MNOK
1 200
1 000
800
600
400
200
0
1 002
50
650
50
400
850
"Clean" EBITDA, quarterly average 2005
Sales price
Cost increase
Other
Profitability Improvement Q3 2007
"Clean" EBITDA Q3 2007

Norske Skog

Asset review

- Overcapacity is the largest challenge for our industry
- Permanent solutions are needed
- We will perform a global review of all our paper machines, *focusing on*:
  - Cost base
  - Profitability
  - Market outlook
  - Possible conversions
- Candidates for conversions and/or permanent closures will be identified during first half of 2008

Closures 2006 (in tons):

Union	265 000 (2 PM's in Norway)
Jeonju	180 000 (2 PM's in Korea)
Tasman	130 000 (1 PM in New Zealand)
TOTAL	575 000

Market downtime 2007/08:

2. HY 2007	70 000 tons newsprint Europe
2008	200 000 tons newsprint Europe

Possible rebuilding of paper machines – Several grades to choose among

- As part of Norske Skog's asset review: Conversion of newsprint PMs into other grades is an opportunity

- Possible conversions should not trigger big investments

World total demand
~360 mill tonnes (2006 E)


Other
3 %
Tissue
7 %
Publication
Paper
19 %
Packaging
49 %
Fine Paper
(A4 copy
etc.)
22 %

Source: RISI Global Industry Statistics Database

Norske Skog

Bio fuel

- Woody biomass excellent feedstock for bio fuels
- Technology is considered feasible
- Economics are still challenging



Norske Skog

Summary

- The industrial challenge is to manage declining consumption in North America and balanced growth in Asia

- **Norske Skog's major focus in 2008**
  - High focus on the profitability improvement programme
  - Curtailments in European newsprint production and global asset review to design optimal structure
  - Seek industrial consolidation

Norske Skog

DnB NOR Markets
Industry Summit 2007

Oslo, 30 November 2007
Christian Rynning-Tønnesen, CEO

82-5226
05.12.2007

Arctic Securities

5. desember 2007

Norske Skog

Behandling av kraftkontrakter er regulert av regnskapsstandarden IAS 39

- Hovedregel er at denne typen ikke-finansielle kontrakter skal inkluderes i regnskapet til virkelig verdi
- Regnskapsstandarden inneholder en unntaksbestemmelse – fysiske kontrakter til eget bruk faller utenom kravet om bokføring til virkelig verdi (IAS 39.5)
- Norske Skog har så langt hatt et forventet kraftforbruk i Norge som overstiger volumet av de kommersielle kontraktene
- Når flere av konsernets papirmaskiner i Norge ikke lenger har en forventet levetid utover 2010 oppstår det et kraftoverskudd, noe som gjør at de kommersielle kontraktene ikke lenger faller innenfor unntaksbestemmelsen i IAS 39.5

Main financial impacts in Q 4, 2007

- Reduced equity by ~NOK 800 million, consisting of:
  - Write-down of asset values (Europe Magazine): - NOK 1.8 billion, after adjustment of deferred taxes
    - NOK 200 mill from reduced useful life, and NOK 1.6 billion because of market energy prices
  - Recognition of value of power contracts: + NOK 3.7 billion, after adjustment of deferred taxes
  - Write-off of remaining goodwill: - NOK 2.7 billion
- Increased depreciation
  - Total amount and approximate distribution by business segments will be published later

Impact on debt covenants

- Gearing (net debt/equity):
  - Covenant requires gearing of < 1.4
  - Was 0.98 at 30 Sept, will be 1.04 pro forma, after write-downs and monetizing of power contracts
- Net tangible worth (equity less intangible assets)
  - Covenant requires NTW of > NOK 9 billion
  - Was NOK 13.5 billion at 30 Sept, will be ~NOK 15.5 billion pro forma
- These covenants apply to ~NOK 4 billion of the total debt

Asset review

- Overcapacity is the largest challenge for our industry
- Permanent solutions are needed
- We will perform a global review of all our paper machines, focusing on:
  - Cost base
  - Profitability
  - Market outlook
  - Possible conversions
- Candidates for conversions and/or permanent closures will be identified during Q1 2008

Publication paper:

Regional demand 2006 & growth 2006 vs. 2005



Tonnes 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
+2.0%
+2.2%
-4.1%
-0.3%
+3.0%
+2.6%
+7.6%
+6.1%
-4.8%
-5.6%
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources: Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Norske Skog

Demand changes YTD October 2007 vs. YTD October 2006 (Europe only, elsewhere September)

Standard Newsprint World (YTD Sept): (1,0%)

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe (ytd October)	(0,3%)	(0,7%)	2,8%	0,9%
E. Europe (ytd October)	1,8%	2,2%	18,9%	8,2%
Europe Total (ytd October)	0,1%	(0,3%)	4,4%	1,8%

North America			
Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
(10,6%)	(9,7%)	1,0%	(4,0%)

Standard Newsprint China	Standard Newsprint S Korea
7,8%	3,3%

Standard Newsprint Far East Total
2,3%

Australasia	
Standard Newsprint	Standard & Improved Newsprint
5,5%	4,0%

S America
Standard Newsprint
1,6%

Newsprint – Europe and North America

- **Europe:**
  - Fairly good demand/supply balance in recent years, and price increases have been implemented
  - Changing market balance during 2006, and actions are needed
- **North America:**
  - Falling demand for several years, but price increases in 2002-2006 because of good capacity management
  - Weak pricing environment at present, and actions are needed
  - Announced closures of 600' tonnes, and price increases for 2008
- **Demand/Supply balance is crucial, and Norske Skog has taken an active role**



Newsprint, 45 g/m2, Germany
EUR/t
700
650
600
550
500
450
400
4Q97
2Q98
4Q98
2Q99
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
4Q04
2Q05
4Q05
2Q06
4Q06
2Q07



Newsprint, 48.8 g/m2, US East Coast
USD/t
800
700
600
500
400
4Q97
2Q98
4Q98
2Q99
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
4Q04
2Q05
4Q05
2Q06
4Q06
2Q07

Norske Skog

SC & CMR Magazine Paper – Europe

- Good demand development
- Weak pricing for both grades in 2007, because of overcapacity
- Closures have taken place, and prices will improve in 2008
- As for newsprint: Demand/Supply balance is crucial



SC, 56 g/m2 roto, Germany
EUR/t
800
750
700
650
600
550
500
4Q97
2Q98
4Q98
2Q99
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
4Q04
2Q05
4Q05
2Q06
4Q06
2Q07



CMR, 60 g/m2 offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
4Q97
2Q98
4Q98
2Q99
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
4Q04
2Q05
4Q05
2Q06
4Q06
2Q07

Norske Skog

Newsprint market in China

- **Compelling long term potential:**
  - Growth driven by increase in readership and GDP
  - Strong growth despite restrictions on advertising and editorial writing
  - Substantial up-side in demand if following "political ambitions" materialize:
    - Shift from "Investment and Exports" to "Retail" driven economy (Peoples' 16th Party Congress, 2006)
    - Increased subsidies for circulation of Newspapers to rural areas (Peoples' 17th Party Congress, 2007)



Daily Copies Sold in the 5 Largest Markets
Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

END

Norske Skog